                                                                    OMB APPROVAL


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)


                               RED ROOF INNS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    757005103
                                 (CUSIP Number)

                                 PIERRE TODOROV
                                   ACCOR S.A.
                             TOUR MAINE MONTPARNASSE
                               33, AVENUE DU MAINE
                               PARIS 75015, FRANCE
                               (33-1) 45.38.86.00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JULY 10, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

                                  SCHEDULE 13D

CUSIP NO. 757005103                                            PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          RRI ACQUISITION CORP.
    1
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          52-2181300
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) /X/
                                                                         (B) / /
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          DELAWARE
--------------------------------------------------------------------------------
                                        SOLE VOTING POWER
                                  7
                                        18,400,000 SHARES OF COMMON STOCK (RIGHT
                                        TO ACQUIRE)
              NUMBER OF      ---------------------------------------------------
               SHARES                   SHARED VOTING POWER
            BENEFICIALLY          8
              OWNED BY                  0
                EACH         ---------------------------------------------------
              REPORTING                 SOLE DISPOSITIVE POWER
             PERSON WITH          9
                                        18,400,000 SHARES OF COMMON STOCK (RIGHT
                                        TO ACQUIRE)
                             ---------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          18,400,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             / /

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          68.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 757005103                                            PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          ACCOR S.A.
    1
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) /X/
                                                                         (B) / /
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS
          BK
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          FRANCE
--------------------------------------------------------------------------------
                                        SOLE VOTING POWER
                                  7
                                        18,400,000 SHARES OF COMMON STOCK (RIGHT
                                        TO ACQUIRE)
              NUMBER OF      ---------------------------------------------------
               SHARES                   SHARED VOTING POWER
            BENEFICIALLY          8
              OWNED BY                  0
                EACH         ---------------------------------------------------
              REPORTING                 SOLE DISPOSITIVE POWER
             PERSON WITH          9
                                        18,400,000 SHARES OF COMMON STOCK (RIGHT
                                        TO ACQUIRE)
                             ---------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          18,400,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             / /

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          68.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Red Roof Inns, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located 4355 Davidson Road, Hilliard, Ohio 43026-2491. Capitalized terms used herein shall have the meaning ascribed to them in the Offer to Purchase, dated July 16, 1999 (the "Offer to Purchase"), filed with the Securities and Exchange Commission by Accor S.A. and RRI Acquisition Corp., which is annexed hereto as Exhibit 1.


ITEM 2. IDENTITY AND BACKGROUND

         (a) - (c) and (f): This Statement is being filed by Accor S.A., a French corporation ("Parent" or "Accor"), and RRI Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"). The information concerning the name, state or other place of organization, principal business, address of the principal business and address of the principal office of each of Purchaser and Parent and the information concerning the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the executive officers and directors of Purchaser and Parent is set forth in the Introduction, Section 8-"Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase and is incorporated herein by reference.


         (d) and (e): During the last five years, none of Purchaser or Parent and, to the best knowledge of Purchaser and Parent, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information set forth in Section 9-"Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.


ITEM 4. PURPOSE OF TRANSACTION

         (a)-(g) and (j) The information set forth in the Introduction, Section 10-"Background of the Offer; Contacts with the Company; The Merger Agreement; The Tender and Voting Agreement" and Section 11-"Purpose of the Offer; Plans for the Company After the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

         (h) and (i) The information set forth in Section 13-"Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)-(c) The information set forth in the Introduction, Section 8-"Certain Information Concerning Purchaser and Parent" and Section 10-"Background of the Offer; Contacts with the Company; The Merger Agreement; The Tender and Voting Agreement" of the Offer to Purchase is incorporated herein by reference. Purchaser is a direct, wholly owned subsidiary of RRI Holding Corp. ("RRI Holding"), which is a direct, wholly owned subsidiary of Accor USA Holdings, Inc. ("Accor USA"), which is an indirect, wholly owned subsidiary of Parent. Each of RRI Holding and Accor USA is thus deemed to beneficially own the 18,400,000 Shares (as to which each has the right to acquire) beneficially owned by Purchaser and to have shared voting and dispositive power with respect to such Shares.

         (d) None.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in the Introduction, Section 8-"Certain Information Concerning Purchaser and Parent" and Section 10-"Background of the Offer; Contacts with the Company; The Merger Agreement; The Tender and Voting Agreement" of the Offer to Purchase is incorporated herein by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Offer to Purchase dated July 16, 1999 (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-1 filed by Parent and Purchaser with the Securities and Exchange Commission on July 16, 1999 (the "Schedule 14D-1")).

Exhibit 2 Agreement and Plan of Merger, dated July 10, 1999, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit (c)(1) to the Schedule 14D-1).

Exhibit 3 Tender and Voting Agreement, dated July 10, 1999, among Parent, Purchaser and certain principal stockholders of the Company named therein (incorporated herein by reference to Exhibit (c)(2) to the Schedule 14D-1).

Exhibit 4 Agreement as to Joint Filing of Schedule 13D between Parent and Purchaser.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 10, 1999


                                        RRI ACQUISITION CORP.


                                        By:    /s/ Armand E. Sebban
                                            ------------------------------------
                                            Name:  Armand E. Sebban
                                            Title: Executive Vice President for
                                                   Finance and Chief Financial
                                                   Officer



                                        ACCOR S.A.


                                        By:    /s/ Christian Gary
                                            ------------------------------------
                                            Name:  Christian Gary
                                            Title: Director of Treasury and
                                                   Finance

                                  EXHIBIT INDEX


Exhibit 1 Offer to Purchase dated July 16, 1999 (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-1 filed by Parent and Purchaser with the Securities and Exchange Commission on July 16, 1999 (the "Schedule 14D-1")).

Exhibit 2 Agreement and Plan of Merger, dated July 10, 1999, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit (c)(1) to the Schedule 14D-1).

Exhibit 3 Tender and Voting Agreement, dated July 10, 1999, among Parent, Purchaser and certain principal stockholders of the Company named therein (incorporated herein by reference to Exhibit (c)(2) to the Schedule 14D-1).

Exhibit 4 Agreement as to Joint Filing of Schedule 13D between Parent and Purchaser.



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